Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Six Months Ended January 31

	2006	2005

Net income available to stockholders (numerator)	$2,895	$3,426

Shares Calculation (denominator)
Average shares outstanding –
Basic Common	4,004	4,054
Average shares outstanding –
Basic Class B Common	1,458	1,451
Effect of Dilutive Securities:
Potential Common Stock relating to stock options	348	467

Average shares outstanding – Assuming dilution	5,810	5,972

Net Income Per Share:
Basic Common	$0.57	$0.67

Net Income Per Share:
Basic Class B Common	$0.43	$0.50

Diluted	$0.50	$0.57